Exhibit 3(ii)

FIRST AMENDMENT
TO THE
AMENDED AND RESTATED BYLAWS
OF
PERMA-FIX ENVIRONMENTAL SERVICES, INC.

The following amendment to the Amended and Restated Bylaws of Perm-Fix Environmental Services, Inc. (the “Corporation”) adopted on, and effective as of, March 29, 2012 (the “Amended Bylaws”), was approved and adopted by the Board of Directors of the Corporation at their meeting held on October 4, 2013, to increase the maximum number of directors from seven (7) to eight (8):

1.                  Section 2(a) of ARTICLE III of the Amended Bylaws of the Corporation is hereby deleted in its entirety and in lieu thereof a new Section 2(a) is substituted in place thereof, which reads as follows:

“SECTION 2. Qualification; Number; Term.

(a)            The Board of Directors shall consist of not less than three (3) nor more than eight (8) members, the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The use of the phrase “entire Board” herein refers to the total number of Directors which the Corporation would have if there were no vacancies in previously authorized directorships.

2.                   The Amended Bylaws shall remain in full force and effect, except as amended and modified by this First Amendment to the Amended Bylaws, dated October 4, 2013 (the “First Amendment”). The Amended Bylaws of the Corporation, as amended by this First Amendment, sets forth the entire Bylaws of the Corporation.  This First Amendment is effective as of the 4th day of October 2013, the date the Board of Directors adopted and approved such amendment.

Dated: October 4, 2013

PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation

By:	/s/Lou Centofanti
Dr. Louis F. Centofanti, Chief Executive Officer

/s/Ben Naccarato
Ben Naccarato, Secretary